Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                October 18, 2005


Sherri Bowen
Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:      China Mobility Solutions, Inc.
         Comment Letter Dated July 11, 2005
         File No. 026559

Dear Ms. Bowen:

         In response to your comment letter, we have the following responses which correspond to the numbered comments in your letter. We have filed a 10KSB/A addressing the comments and a marked copy of the 10KSB/A is attached hereto and page numbers in the comments refer to the 10KSB/A.

         1. In response to Comment #1, the breakdown of deferred revenue of $2.1 million at December 31, 2004 is as follows: - SMS - $2,105,165 and Education and Training - $6,533. Following is the amended language at p. 11 and
Note 1, p. F-7.

         "The Company also carries deferred revenue of $2,105,165 for its SMS business in China and $6,533 for its education and training business."

         2. In response to Comment #2, we have added in Note 1 the following text at p. F-7. "All the mobile communication service is provided on a subscription basis. All the customers have to pay in advance a deposit for a one-year service to be provided. Revenue has been allocated over the service period." No services are "bundled" that could be individually broken out. The accounting treatment is in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Sherri Bowen
Securities & Exchange Commission
October 18, 2005
Page 2


         3. In response to Comment #3, the "Recent Accounting Pronouncements" section has been amended in the 10-KSB/A at p. F-11 to add:

         "The Company completed the evaluation of EITF 00-21 'Revenue Arrangements with Multiple Deliverables' in year 2004. The Company has concluded the implementation of EITF 00-21 does not have any impact on the financial position and results of operations of the Company.
         "The Company also completed the evaluation of FIN46 'Consolidation of Variable Interest Entities' in year 2004. The Company has concluded the implementation of FIN46 does not have any impact on the financial position and results of operations of the Company."

         4.  In response to Comment #4 (first bullet point):

         The Company controls 51% ownership in Beijing Quicknet. 49% has been purchased directly by the Company as disclosed in Form 8-K dated February 16, 2004 filed on February 17, 2004. The additional 2% ownership is held through the Company, Beijing ShiJi RongChuang Tech, LTD., of which the sole shareholder is Xin Wei, the CEO of Beijing Quicknet, who is a Chinese citizen and meets the Chinese regulatory requirements. The 2% ownership interest in Beijing Quicknet is optioned for $100, by the Company from Mr. Wei, and the Company holds the proxy for voting all the shares of Beijing Quicknet and has the right to appoint and elect the directors of Beijing Quicknet pursuant to a written agreement. The 2% will be transferred to the Company when the applicable Chinese regulations allow the transfer or there is another legal mechanism for such a transfer. This arrangement was included in the 8-K/A dated February 19, 2004 filed on February 25, 2004 and in the exhibit thereto. See Exhibits attached hereto.

         The Company has Xin Wei's proxy to vote his 2% of shares and so the Company will vote the 2% of Beijing Quicknet according to the interest of the Company. Including the additional 2% equity interest in control and with the right to appoint and elect the Board, it enabled the Company to conclude that the Company has acquired, for accounting purposes, the additional 2% ownership interest. (See Supplemental Exhibits 4.1 - 4.6.)

         FIN46 is not applicable in this case as Beijing Quicknet is not considered as a variable interest entity. The shareholding arrangements are solely for adapting to the regulations of China. The Company has the direct ability to make decisions about Beijing Quicknet activities through appointing the entire board of directors. The financials of Beijing Quicknet have been included in the consolidated financial statements of the Company.

         (Second bullet point):

Sherri Bowen
Securities & Exchange Commission
October 18, 2005
Page 3


         The Company still has not received the Chinese regulatory approval of the 2% equity interest transfer.

         (Third bullet point):

         The Company believes the Chinese government will gradually loosen the control in telecommunication business after entering the World Trade
Organization. The Company is also actively seeking another acceptable legal mechanism to speed up the transfer of the 2% ownership.

         (Fourth bullet point):

         The operations of Beijing Quicknet is currently managed by the CEO of such Company, Mr. Xin Wei, who reports almost daily to Angela Du, the Company's President. All accounting for the Beijing Quicknet is handled by accountants in China and reviewed monthly by the Company's accountant.

         In response to the last subcomment under Comment #4, the amendment to the Share Purchase Agreement (Exhibit 10.1a as filed in the 8-K dated February 24, 2004) defines the 49% and the 2% arrangement for $100 when approval is given by PRC. This amendment also provides the voting of all shares by Xin Net and the appointment of directors, officers, and managers. (See sec.gov/archives/edgar/data/1082603/000107258804000040/ex1a.txt.) The 8- K/A of
February 25, 2004 disclosed that the other owners of Quicknet were Fang Hu and Bo Yu. Xin Wei acquired the 2% interest in the Spring of 2004 to comply with Chinese regulations.

         5. In response to Comment #5, the data under section "A. By geographic areas" for 2003 was incorrectly entered during the Edgarization of the 10-KSB. The10-KSB/A, as filed, corrects the errors at p. F-15. The amendment is as follows:


                                                     China             Canada           Other             Total
For the year ended December 31, 2003
Revenue from continuing operations                   $      -          $280,723         $     -         $  280,723
Operating profit (loss)                                (2,395)         (110,325)        (77,990)          (190,710)
Total assets                                        5,675,109           151,474         494,029          6,320,612
Depreciation                                                -             6,680             714              7,394
Interest income                                        15,049                12               5             15,066
Loss from discontinued operations                    (106,281)                -               -           (106,281)
Equity loss in undistributed earnings of
  investee company                                          -                 -         (66,076)           (66,076)




Sherri Bowen
Securities & Exchange Commission
October 18, 2005
Page 4


Investment in equity method investee                        -                 -         253,524            253,524


         6. In response to Comment #6, the Company was able to conclude that the disclosure controls and procedures were effective at December 31, 2004 when, during the course of the preparation of the financial statements for the audit, the Company did not find any significant financial discrepancies or disclosure discrepancies from its internal statements or its quarterly statements.

         The Company did not have, in certain areas, documented control procedures for its subsidiary Beijing Quicknet which approximated those in the C0S0 framework (which has become the model by default), in a manual. These areas were in expenditure approval and documentation in the Beijing Quicknet subsidiary and in the recording and tracking of subscription revenue in the Beijing Quicknet subsidiary. Management and its internal accountants made their determination of this deficiency after the first quarter of 2005 as they were preparing the financial statements for review as a precaution to ensure its foreign operations were in compliance with all controls and procedures necessary to have accurate financials.

         7. In response to Comment #7, the Company has not determined that any inaccuracy in the financial statements resulted, merely than controls could be improved for its foreign subsidiary. The Company has implemented the following major changes in procedures set forth in its manual:

                  A. Expenditure controls/approvals and documentation by Board Committee for the subsidiary in China, Beijing Quicknet; and

                  B. Subscription accounting and tracking for its subsidiary in China, Beijing Quicknet.

         All changes are expected to be fully implemented by year end 2005.

         The Company has provided the responses above. It does not appear, in reviewing the comment, that it is necessary to revise any of the text in Item 8A in response to Comments #6 and #7.

         8. In response to Comment #8, the following has been added to the notes to the financial statements under the "Section: Legal Proceedings":

Sherri Bowen
Securities & Exchange Commission
October 18, 2005
Page 5

         On Feb.7, 2005, China Mobility Solutions, Inc. was sued by Sino-I Tech-nology Limited for $88,270 for breach of warranty and a claim under a guarantee. The Company is vigorously defending the suit. Discovery is proceeding.

         The "Tandy" letter was filed on correspondence on September 13, 2005.

         We hope this response together with the 10-KSB/A (as attached) filed is an adequate response upon your review.

                                           Sincerely,


                                           /s/ Michael A. Littman
                                           Michael A. Littman

MAL:jb